CTM MEDIA HOLDINGS, INC.
11 Largo Drive South
Stamford, Connecticut  06907

March 24, 2011

VIA EDGAR AND BY FACSIMILE NO. (202) 772-9205

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attn:       Larry M. Spirgel
Assistant Director

Re:	CTM Media Holdings, Inc. Form 10-K for the fiscal year ended July 31, 2010 Form 10-Q for the fiscal quarter ended October 31, 2010 File No. 000-53718

Ladies and Gentlemen:

Set forth below are the responses of CTM Media Holdings, Inc. (the “Company”) to the information requests set forth in the letter, dated March 15, 2011 of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Annual Report on Form 10-K filed on October 29, 2010 and Quarterly Report on Form 10-Q filed December 15, 2010.

For your convenience, we have reprinted the Staff’s requests below prior to the corresponding Company responses.

United States Securities and Exchange Commission
Attn:           Larry M. Spirgel
    Assistant Director
March 24, 2011

Form 10-K for the Fiscal Year Ended July 31, 2010

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 10

1.     Confirm through added disclosure that there is no established public trading market for the Class C common stock.

Response:

      In response to the Staff’s comment, we are simultaneously herewith filing Amendment No. 1 to Form 10-K (“Amendment No. 1”) and revised the disclosure in Item 5 to state that all outstanding shares of Class C common stock are beneficially owned by Howard Jonas and there is no established trading market for the Class C common stock.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

2.     Please remove the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 as that does not apply to penny stocks.

Response:

      In response to the Staff’s comment, we are simultaneously herewith filing Amendment No. 1 and removed such reference from the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 9A(T). Controls and Procedures.

3.     Please revise to disclose the conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures. Currently, page 20 only states the CEO and CFO have evaluated the effectiveness of your disclosure controls and procedures without disclosing their conclusions. Therefore, provide the disclosure required by Item 307 of Regulation S-K under Item. 9A in your amendment.

Response:

      In response to the Staff’s comment, we are simultaneously herewith filing Amendment No. 1 and added the disclosure required by Item 307 of Regulation S-K under Item. 9A.

United States Securities and Exchange Commission
Attn:           Larry M. Spirgel
    Assistant Director
March 24, 2011

Exhibit 31.1

4.     Mr. Knoller's certification under Section 302 of the Sarbanes-Oxley Act of 2002 is missing the following language from paragraph 4: “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).” Please revise to provide the correct certification.

Response:

      In response to the Staff’s comment, we are simultaneously herewith filing Amendment No. 1 and revised the certification accordingly.

Exhibit 31.2

5.     Mr. Rozner’s certification under Section 302 is also missing the same language quoted above and paragraph 4(b). Revise to provide the correct certification.

Response:

      In response to the Staff’s comment, we are simultaneously herewith filing Amendment No. 1 and revised the certification accordingly.

Definitive Information Statement filed on November 23, 2010

Executive Compensation, page 12

6.     We note you have paid bonuses to Messrs. Rozner and Knoller in 2010. Further, you also state the Compensation Committee determines bonus compensation based on factors it deems appropriate including performance targets even though 2010 did not have any performance targets. In future filings, please identify the factors and circumstances - whether subjective or objective - that accounted for bonus compensation.

Response:

      To the extent that any performance based bonuses are paid in the future, the Company will include disclosure addressing the Staff’s comment.

United States Securities and Exchange Commission
Attn:           Larry M. Spirgel
    Assistant Director
March 24, 2011

Form 10-Q for the Quarterly Period Ended October 31, 2010

Exhibits 31.1 and 31.2

7.     Messrs. Knoller’s and Rozner’s certifications under Section 302 are both missing the quoted language. Revise to provide the correct certifications.

Response:

      In response to the Staff’s comment, we are simultaneously herewith filing Amendment No. 1 to Form 10-Q and revised the certifications accordingly.

      Per your request, the Company acknowledges that:

●	It is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission
Attn:           Larry M. Spirgel
    Assistant Director
March 24, 2011

Thank you for your assistance in this matter.  Please feel free to contact me at (203) 323-5161 if you have any questions regarding this matter.

Respectfully submitted,

CTM MEDIA HOLDINGS, INC.

By:   /s/ Marc E. Knoller
Marc E. Knoller
Chief Executive Officer